EMPIRICAL VENTURES, INC.
40 Lake Bellevue Drive, Suite 100
Bellevue WA. 98005
425-256-9302
empiricaslventures2004@gmail.com

April 30, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Ji Kim; Marsye Mills-Apenteng

Re:          Empirical Ventures, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed on April 18, 2014
File No. 000-52766

Dear Ms. Kim and Ms. Mills-Apenteng:

We have reviewed your letter regarding our Information Statement on Schedule 14C concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.

Recent CorporateDevelopments,page 9

1.
We note your response toprior comment 2 and the reviseddisclosure regarding yourtransaction with PSiTech Corporation.  Pleasetell us how you concludedthat auditedandpro formafinancialstatements are not required tobe filed in connection withthe PSiTechCorporationtransaction pursuant toArticles 8 and 11 ofRegulation S-X.We note thatthe license agreement, Exhibit 10.1 to the Form8-K filed on April 10, 2014, grants youthe exclusive right to use PSiTech Corporation’s content onyour website in the UnitedStates, Canada and Mexico, and as a result of this agreement, you are changing yourcorporate name and the line of business in whichyou operate.Given thebroad scopeofthis license, please tell us whether pursuant to itsterms you effectively operate thebusiness previouslyoperated by PSiTech Corporation.  Further, please provide us withyour analysis as to whether the transaction withPSiTech Corporation constitutes areverseacquisition.  In this regard, pleasedescribe the separate assets andoperations, ifany, of PSiTech Corporationfollowing the entryinto thelicenseagreement.

We have noted this comment and after analysis have concluded that thistransaction is not a reverse merger.

As part of our analysis we have had both Issuers’ legal counsel and our independent auditor review the comment and Regulation S-X and both are of the opinion that Items 8 and 11 of Regulation S-X is not applicable in this case, due to the fact that there will be no change in control;

PSiTech Corporation (“PSiTech”) will not become a controlling parent company to Empirical following the merger. As a provision in the employment agreements with our President and our Chief Operating Officer, they are entitled, but have not yet exercised the right, to be issued  1,000,000 Class A Preferred Shares, each share of Class A Preferred Shares providing  100 votes (100,000,000 votes).  The employment agreements were attached as Exhibits 10.2 and Exhibit 10.3 to the Current Report on Form 8-K, filed April 10, 2014.  Once issued, in the event a matter came up for a vote of the shareholders, the capital voting stock shall be an aggregate of 120,237,047, of which the President and our Chief Operating Officer would control 83% of the vote,  PSiTech would control 16.6% of the vote and the current shareholders would control the remaining shares. Consequently, PSiTech would hold only a 16.6% voting position within Empirical.

There is no common management between the two entities and none contemplated.

Empirical is not purchasing any of PSiTech'sassets, but merely acquiring License or Right to use PSiTech's technology in North America;

It should be noted that the license agreement represents only a small segment of many territories worldwide for the use of PSiTech's Go-Page Concept (Website Content Technology), and we will not be acquiring any other license or territorybased on any other technologies owned by PSiTech. With respect to worldwide population, the territory covered by Empirical's License represents less than 10% of the worldwide population.

Empirical is responsible for hiring their own employee's and managing their business. There will be no crossover of employees from PSiTech to Empirical.

Furthermore, any infrastructure build out, with any improvement, enhancement, proprietary programming, discovery or other value added enhancement developed by Empirical or jointly with others hired by Empirical shall remain the sole property of Empirical.

Even though Empirical has changed its business due to obsolescence of their previous project, Empirical still remains in the IT Sector and will continue to commit its business plan to growth in this area.Empirical's  management believes that the Infrastructure buildout and development of the North American Territory will take 2 to 5 Years and have no short term plans to acquire any other license, territory or technology would disrupt the current focus of Empirical's management. However, in the future Empirical may look to other companies to acquire other rights, license's or technologies.

In addition, our auditors provided the following analysis:  We believe the transaction with PsiTech Corporation is not defined as business acquisition. Therefore, the audited and pro forma financial statements are not required to be filed in connection with the PSiTech Corporation transaction in the 8-K. Empirical Ventures, Inc. (“the Company”) only acquired the license content from PSiTech on March 27, 2014 instead of their entire business. In addition, PsiTech has other business segments and the Company only acquired the license content and will hire new employees to run the license content. The Company will pay cash and stock consideration to acquire the license content. Therefore, it is not considered as reverse merger since there is different ownership in these entities.

2.           You provided an oral comment and we will revise the disclosure as follows:

This Information Statement incorporates, by reference, certain documents that are not presented herein or delivered herewith.  We undertake to mail to shareholders all documents incorporated by referenceincluded in the Schedule14C.

If the Commission has no further questions or comments, we request the Commission’s consent to file the Definitive Information Statement on Schedule 14C with the disclosures made in response to question 1 included in body of the Definitive Information Statement on Schedule 14C and the modified disclosure reference in response to question 2 included in body of the Definitive Information Statement on Schedule 14C.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Peter Schulhof
_______________________________
Peter Schulhof
President